		EXHIBIT 12

CATERPILLAR INC.,
CONSOLIDATED SUBSIDIARY COMPANIES,
AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES

STATEMENT SETTING FORTH COMPUTATION
OF RATIOS OF PROFIT TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2002	2001	2000

Profit	$798	$805	$1,053
Add:
Provision for income taxes	$314	$359	439

Profit before taxes	$1,112	$1,164	$1,492
Fixed charges:
Interest and other costs related to borrowed funds(1)	$805	$948	$988
Rentals at computed interest factors(2)	81	86	90

Total fixed charges	$886	$1,034	$1,078

Profit before provision for income taxes and fixed charges	$1,998	$2,198	$2,570

Ratio of profit to fixed charges	2.3	2.1	2.4

(1) Interest expense as reported in Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.